UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A (this “Amended Report”) is being filed to amend the Form 6-K filed with the Securities and Exchange Commission on September 20, 2023 (the “Original Report”). Due to a clerical error, the Original Report was incorrectly submitted with previously filed content and this Amended Report amends and replaces the Original Report in its entirety to reflect the correct content.

On September 20, 2023, Galmed Pharmaceuticals Ltd. (the “Company”), held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all of the proposals described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K filed by the Company with the Securities and Exchange Commission on August 9, 2023. The proposals brought before the shareholders at the Meeting were approved by the shareholders of the Company with the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 21, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer